                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549

                                  FORM U-3A-2

  Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the
          Provisions of the Public Utility Holding Company Act of 1935

                     To Be Filed Annually Prior to March 1

                                  ENRON CORP.
                            (an Oregon corporation)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information. This Form is effective for the reporting period ended December 31, 1999.

         1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

                  SEE  APPENDIX I.

         2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

                  SEE  APPENDIX II.

         3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

         (a) Number of kWh of electric energy sold (at retail or wholesale), and Mcf of natural or manufactured gas distributed at retail:

                  Electric Energy:
                           Retail:          19,258,992,000  kWh
                           Wholesale:       12,612,085,000  kWh
                  Natural or Manufactured Gas:  None

         (b) Number of kWh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State in which each such company is organized:

                  None

         (c) Number of kWh of electric energy and Mcf of natural or manufactured gas distributed at wholesale outside the State in which each such company is organized, or at the State line:

                  11,604,508,000 kWh - Delivery of electric energy is primarily at the Malin substation in Southern Oregon with ultimate use in California.

                  17,974,651 Mcf of natural gas with ultimate use in California.

         (d) Number of kWh of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line:

                  Portland General Electric Company ("PGE") purchased electric energy from certain nonassociated utilities, municipalities, wholesale marketers, and public authorities, such as Bonneville Power Administration ("BPA") and public utility districts, which are either located in or have generation facilities located outside the State of Oregon:

                  18,742,428,000 kWh - Delivery of electric energy is through BPA transmission lines to PGE interconnections in Oregon.

                  43,887,297 Mcf - Natural gas purchases outside the State of Oregon.

         Note:    Reference is made to that certain letter, dated January
                  10, 2000, from Mr. Robert P. Wason, Chief Financial Analyst of the Securities and Exchange Commission, to "All Past-Year Filers" of Form U-3A-2 requesting, with respect to the information supplied under this Item 3, the identity of "the state in which the sales or purchases are made and the amount in dollars of their associated revenues or expenses." Except as provided above in response to this Item 3, PGE does not currently track the additional requested information with respect to wholesale transactions and it is not possible for PGE to identify specific states involved in the sale or purchase of wholesale energy or gas. Wholesale energy and gas sales typically pass through several states on their way to the ultimate retailer and PGE has no method to track the state of the purchase or sale of wholesale transactions.

         4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

         (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                          EXEMPT WHOLESALE GENERATORS

--------------------------------------------------------------------------------------------------------------
                                                                                                   % ENRON
             SUBSIDIARY             INCORPORATION/  CITY        STATE             PURPOSE          OWNERSHIP
                                     FORMATION
--------------------------------------------------------------------------------------------------------------
  Brownsville Power I, L.L.C.       Delaware     Houston     Texas       The development,              100.00
                                                                         operation and
                                                                         maintenance of a power
                                                                         plant in Brownsville,
                                                                         Texas.
--------------------------------------------------------------------------------------------------------------
  Cabazon Power Partners LLC        Delaware     Tehachapi   California  To own and operate a         31.3289
                                                                         40MW wind turbine
                                                                         generation facility
                                                                         under development near
                                                                         Palm Springs, California
                                                                         and to sell the power
                                                                         generated there at
                                                                         wholesale.
--------------------------------------------------------------------------------------------------------------
  Caledonia Power I, L.L.C.         Delaware     Houston     Texas       The development,              100.00
                                                                         operation and
                                                                         maintenance of a power
                                                                         plant in Columbus,
                                                                         Mississippi.
--------------------------------------------------------------------------------------------------------------
  Camden Cogen L.P.                 Delaware     Houston     Texas       Ownership and operation   0.2550 to
                                                                         of a natural gas-fired       25.2450
                                                                         cogeneration facility in  See
                                                                         Camden, New Jersey.       Exhibit C
                                                                                                          p.4
--------------------------------------------------------------------------------------------------------------
  Cogen Technologies Linden         Delaware     Houston     Texas       Ownership and operation   0.2550 to
  Venture, L.P.                                                          of a natural gas-fired       25.2450
                                                                         cogeneration facility in  See
                                                                         Linden, New Jersey.       Exhibit C
                                                                                                          p.5
--------------------------------------------------------------------------------------------------------------
  Cogen Technologies NJ Venture     Delaware     Houston     Texas       Ownership and operation   0.2550 to
                                                                         of a natural gas-fired       25.2450
                                                                         cogeneration facility in  See
                                                                         Bayonne, New Jersey.      Exhibit C
                                                                                                          p.6
--------------------------------------------------------------------------------------------------------------
  Enron Europe Operations Limited   England      London      England     To hold Enron Power           100.00
                                                                         Corp.'s equity positions
                                                                         in the various joint
                                                                         venture projects being
                                                                         developed in the United
                                                                         Kingdom.
--------------------------------------------------------------------------------------------------------------
  Enron Wind Systems, Inc.          California   Tehacahapi  California  To own and operate wind      78.3232
                                                                         turbine generation
                                                                         facilities and to sell
                                                                         the power generated
                                                                         there at wholesale.
--------------------------------------------------------------------------------------------------------------
  Hainan Meinan Power Company CJV   China        Haikou,     China       To develop, build, own,        50.00
                                                 Hainan                  operate, maintain,
                                                 Province                manage, and administer
                                                                         the power plant, arrange
                                                                         financing for the power
                                                                         plant, and produce and
                                                                         sell electricity.
--------------------------------------------------------------------------------------------------------------
  Lake Benton Power Partners L.L.C. Delaware     Tehachapi   California  To own and operate a          0.7832
                                                                         107.25MW wind turbine
                                                                         generation facility
                                                                         under development near
                                                                         Lake Benton, Minnesota
                                                                         and to sell the power
                                                                         generated there at
                                                                         wholesale.
--------------------------------------------------------------------------------------------------------------
  Lake Benton Power Partners II     Delaware     Tehachapi   California  To own and operate a         78.3222
  L.L.C.                                                                 103.5MW wind turbine
                                                                         generation facility
                                                                         under development
                                                                         near Lake Benton,
                                                                         Minnesota and to
                                                                         sell the power
                                                                         generated there
                                                                         at wholesale.
--------------------------------------------------------------------------------------------------------------
  New Albany Power I, L.L.C.        Delaware     Houston     Texas       The development,              100.00
                                                                         operation and
                                                                         maintenance of a power
                                                                         plant in Union County,
                                                                         Mississippi.
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------

  Storm Lake Power Partners I LLC   California   Tehachapi   California  To own and operate a          0.7832
                                                                         112MW wind turbine
                                                                         generation facility
                                                                         under development near
                                                                         Alta, Iowa, and to sell
                                                                         the power generated
                                                                         there at wholesale.
--------------------------------------------------------------------------------------------------------------
  Storm Lake Power Partners II LLC  Delaware     Tehachapi   California  To own and operate a          0.7832
                                                                         80.25MW wind turbine
                                                                         generation facility
                                                                         under development near
                                                                         Alta, Iowa, and to sell
                                                                         the power generated
                                                                         there at wholesale.
--------------------------------------------------------------------------------------------------------------
  Trakya Elektrik Uretim ve         Turkey       Kavaklidere Turkey      To build and operate           50.00
  Ticaret A.S.                                   Ankara                  power stations; to
                                                                         generate wholesale
                                                                         electrical energy.
--------------------------------------------------------------------------------------------------------------
  Zond-PanAero Windsystem           California   Tehacahapi  California  To own and operate a          0.3916
  Partners I                                                             19.5MW wind turbine
                                                                         generation facility
                                                                         located near Palm
                                                                         Springs, California,
                                                                         and to sell the
                                                                         power generated
                                                                         there at wholesale.
--------------------------------------------------------------------------------------------------------------
  Zond-PanAero Windsystem           California   Tehacahapi  California  To own and operate a          0.3916
  Partners II                                                            10.4MW wind turbine
                                                                         generation facility
                                                                         located near Palm
                                                                         Springs, California,
                                                                         and to sell the power
                                                                         generated there at
                                                                         wholesale.
--------------------------------------------------------------------------------------------------------------
  Zond Windsystems Partners, Ltd.,  California   Tehacahapi  California  To own and operate a          0.7832
  Series 85-A                                                            14.2MW wind turbine
                                                                         generation facility
                                                                         located near Tehachapi,
                                                                         California and to
                                                                         sell the power
                                                                         generated there
                                                                         at wholesale.
--------------------------------------------------------------------------------------------------------------
  Zond Windsystems Partners, Ltd.,  California   Tehacahapi  California  To own and operate a          0.7832
  Series 85-B                                                            21.4MW wind turbine
                                                                         generation facility
                                                                         located near Tehachapi,
                                                                         California and to
                                                                         sell the power
                                                                         generated there
                                                                         at wholesale.
--------------------------------------------------------------------------------------------------------------
  Zond Windsystems Partners, Ltd.,  California   Tehacahapi  California  To own and operate an         0.7832
  Series 85-C                                                            18MW wind turbine
                                                                         generation facility
                                                                         located in Alameda
                                                                         County, California
                                                                         and to sell the
                                                                         power generated
                                                                         there at wholesale.
--------------------------------------------------------------------------------------------------------------
  ZWHC L.L.C.                       Delaware     Tehacahapi  California  To own and operate a         39.1611
                                                                         20MW wind turbine
                                                                         generation facility
                                                                         located near Tehachapi,
                                                                         California and to sell
                                                                         the power generated
                                                                         there at wholesale.
--------------------------------------------------------------------------------------------------------------

                           FOREIGN UTILITY COMPANIES

--------------------------------------------------------------------------------------------------------------
                                                                                                    %ENRON
            SUBSIDIARY           INCORPORATION/    CITY      STATE              PURPOSE            OWNERSHIP
                                   FORMATION
--------------------------------------------------------------------------------------------------------------
  Aeolos S.A.                    Greece         Crete      Greece      To own and operate a 5MW        78.3222
                                                                       wind turbine generation
                                                                       facility in Crete, Greece
                                                                       and to sell the power
                                                                       generated there at
                                                                       wholesale
--------------------------------------------------------------------------------------------------------------
  Batangas Power Corp.           Philippines    Batangas   Philippines To own and operate a power        55.53
                                                                       plant facility in
                                                                       Batangas, Republic of the
                                                                       Philippines.
--------------------------------------------------------------------------------------------------------------
  Bobae City Gas Co., Ltd.       Korea          Iksan      Korea       A gas distribution system         50.00
                                                                       serving the city of Iksan
                                                                       in the western part of
                                                                       Korea
--------------------------------------------------------------------------------------------------------------
  Byucksan Energy Co., Ltd       Korea          Iksan      Korea       A 21megawatt coal-fired           50.00
                                                                       cogeneration plant located
                                                                       in the city of Iksan, Korea
--------------------------------------------------------------------------------------------------------------
  Chongju City Gas Co., Ltd.     Korea          Chongju    Korea       A natural gas distribution        50.00
                                                                       system serving
                                                                       approximately 81,700
                                                                       customers in Chongju City
                                                                       and Chongwon-kun, Korea
--------------------------------------------------------------------------------------------------------------
  Companhia de Gas de Bahia S.A. Brazil         Bahia      Brazil      Gas distribution company          41.50
                                                                       in the state of Bahia.
--------------------------------------------------------------------------------------------------------------
  Companhia de Gas de Santa      Brazil         Santa      Brazil      Gas distribution company          41.00
  Catarina S.A.                                 Catarina               in the state of Santa
                                                                       Catarina.
--------------------------------------------------------------------------------------------------------------
  Companhia Estadual de Gas do   Brazil         Rio de     Rio de      To build, own and operate       25.3833
  Rio de Janeiro                                Janeiro    Janeiro     a pipeline network in the
                                                                       State of Rio de Janeiro,
                                                                       Brazil.
--------------------------------------------------------------------------------------------------------------
  Companhia Paraibana de Gas     Brazil         Paraiba    Brazil      Gas distribution company          41.50
  S.A.                                                                 in the state of Paraiba.
--------------------------------------------------------------------------------------------------------------
  Companhia Paranaense de Gas    Brazil         Parana     Brazil      Gas distribution company        24.2550
  S.A.                                                                 in the state of Parana.
--------------------------------------------------------------------------------------------------------------
  Companhia Pernambucana de Gas  Brazil         Pernambuco Brazil      Gas distribution company          41.50
  S.A.                                                                 in the state of Pernambuco.
--------------------------------------------------------------------------------------------------------------
  Dabhol Power Company           India          Dabhol     India       To develop, construct, own        50.00
                                                                       and operate a power
                                                                       station and LNG
                                                                       regasification facility
                                                                       and associated port
                                                                       facilities.
--------------------------------------------------------------------------------------------------------------
  Daehan City Gas Co., Ltd.      Korea          Seoul      Korea       A natural gas distribution        20.00
                                                                       system serving
                                                                       approximately 791,300
                                                                       customers in Seoul and
                                                                       Kyonggi-do, Korea
--------------------------------------------------------------------------------------------------------------
  Daeil City Gas Co., Ltd.       Korea          Chunchon   Korea       A gas distribution system         50.00
                                                                       serving the city of
                                                                       Chunchon in the northern
                                                                       part of Korea
--------------------------------------------------------------------------------------------------------------
  Dongbu Haeyang City Gas Co.,   Korea          Sunchon    Korea       A gas distribution system         50.00
  Ltd.                                                                 serving the city of
                                                                       Sunchon in the southern
                                                                       part of Korea
--------------------------------------------------------------------------------------------------------------
  EcoElectrica, L.P.             Bermuda        Hato Rey   Puerto      To design, construct and        24.8750
                                                           Rico        own a power generating
                                                                       facility in Puerto Rico.
--------------------------------------------------------------------------------------------------------------
  ECT Colombia Pipeline          Cayman Islands Grand      Cayman      To be utilized in                100.00
  Holdings 2 Ltd.                               Cayman     Islands     connection with the bid to
                                                                       purchase shares in
                                                                       PROMIGAS S.A., ESP.
--------------------------------------------------------------------------------------------------------------
  Electricidad Enron de          Guatemala      Guatemala  Guatemala   Development and                  100.00
  Guatemala, S.A.                               City                   construction of a power
                                                                       facility in Guatemala.
--------------------------------------------------------------------------------------------------------------
  Elektro - Eletricidade e       Brazil         Sao Paulo  Brazil      Owns and operates a             74.0878
  Servicos S/A                                                         transmission system for             See
                                                                       the distribution of           Exhibit C
                                                                       electricity throughout Sao        p. 40
                                                                       Paulo and Mato Grosso do
                                                                       Su.
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
  Elektrocieplownia Nowa         Poland        Nowa         Poland      To own and operate a heat         25.00
  Sarzyna Sp. Z o.o.                           Sarzyna                  generating facility in
                                                                        Nowa Sarzyna, Poland

--------------------------------------------------------------------------------------------------------------
  Empresa de Generacion          Panama        Republic     Panama      Thermal power generation          51.00
  Electrica Bahia Las Minas,                   of Panama                plants located on the
  S.A.                                                                  northern coast of Panama
                                                                        near the eastern side of
                                                                        the Panama Canal
--------------------------------------------------------------------------------------------------------------
  Empresa Sergipana de Gas S.A.  Brazil        Sergipe      Brazil      Gas distribution company          41.50
                                                                        in the state of Sergipe.
--------------------------------------------------------------------------------------------------------------
  Enron Capital & Trade          England       London       England     To hold Enron Power              100.00
  Resources Limited                                                     Corp.'s equity positions
                                                                        in the various joint
                                                                        venture projects being
                                                                        developed in the United
                                                                        Kingdom.
--------------------------------------------------------------------------------------------------------------
  Enron Equity Corp.             Delaware      Houston      Texas       To provide a                     100.00
                                                                        deconsolidated entity for
                                                                        tax purposes into which
                                                                        earnings of Transportadora
                                                                        de Gas del Sur, S.A.,
                                                                        Batangas Power Corp., and
                                                                        Subic Power Corp. will
                                                                        flow.
--------------------------------------------------------------------------------------------------------------
  Enron Power Operations         England       London       England     Operations and Management         51.00
  Teesside
--------------------------------------------------------------------------------------------------------------
  Enron Power Philippines Corp.  Philippines   Metro        Philippines  Holding company for              55.53
                                               Manila                    interests in power plant
                                                                         facilities in the
                                                                         Republic of the
                                                                         Philippines.
--------------------------------------------------------------------------------------------------------------
  Enron Power Philippine         Delaware      Houston      Texas       Operation of Philippine          100.00
  Operating Corp.                                                       based power generating
                                                                        facility at Batangas.
--------------------------------------------------------------------------------------------------------------
  Enron Subic Power Corp.        Philippines   Manila       Philippines Lease and operate                100.00
                                                                        electric/power generating
                                                                        facilities.
--------------------------------------------------------------------------------------------------------------
  Enron Teesside Operations      England and   London       England     Operator of Teesside             100.00
  Limited                        Wales                                  Utilities
--------------------------------------------------------------------------------------------------------------
  Gas de Alagoas S.A.            Brazil        Alagoas      Brazil      Gas distribution company          41.50
                                                                        in the state of Alagoas.
--------------------------------------------------------------------------------------------------------------
  Gas de Risaralda S.A.          Colombia      Barranquilla Colombia    Gas distribution company         2.0917
                                                                        serving various locations
                                                                        in Colombia.
--------------------------------------------------------------------------------------------------------------
  Gases del Caribe S.A., E.S.P.  Colombia      Barranquilla Colombia    Gas distribution company        12.2534
                                                                        serving Atlantico,
                                                                        Magdalena and Cesar,
                                                                        Colombia.
--------------------------------------------------------------------------------------------------------------
  Gases de la Guajira S.A.,      Colombia      Barranquilla Colombia    Gas distribution company        11.3233
  E.S.P.                                                                serving Guajira, Colombia.
--------------------------------------------------------------------------------------------------------------
  Gases del Occidente S.A.,      Colombia      Barranquilla Colombia    Gas distribution company         5.9310
  E.S.P.                                                                serving Caldas, Risaralda,
                                                                        Quindio and Valle del
                                                                        Cauca, Colombia.
--------------------------------------------------------------------------------------------------------------
  Gasnacol S.A.                  Colombia      Barranquilla Colombia    Gas distribution company         6.1478
                                                                        serving various locations
                                                                        in Colombia.
--------------------------------------------------------------------------------------------------------------
  IWECO Megali Vrissi S.A.       Greece        Crete        Greece      To own and operate a 5MW        78.3222
                                                                        wind turbine generation
                                                                        facility in Crete, Greece
                                                                        and to sell the power
                                                                        generated there at
                                                                        wholesale
--------------------------------------------------------------------------------------------------------------
  Kumi City Gas Co., Ltd.        Korea         Kumi         Korea       A natural gas distribution        50.00
                                                                        system serving
                                                                        approximately 48,900
                                                                        customers in Kumi City,
                                                                        Korea
--------------------------------------------------------------------------------------------------------------
  Marianas Energy Company LLC    Delaware      Tamuning     Guam        To own and operate a power        50.00
                                                                        plant facility in Piti,
                                                                        Guam.
--------------------------------------------------------------------------------------------------------------
  Offshore Power Operations C.V. Netherlands   Rotterdam    Netherlands To operate a power               100.00
                                                                        station, a liquid natural
                                                                        gas regasification
                                                                        facility and certain
                                                                        marine works being
                                                                        constructed near Dabhol,
                                                                        Maharashtra, India.
--------------------------------------------------------------------------------------------------------------
  Owenreagh Power Partners       United Kingdom  Strabane   Ireland     To own and operate a 5.5MW      78.3222
                                                                        wind turbine generation
                                                                        facility in Crete, Greece
                                                                        and to sell the power
                                                                        generated there at
                                                                        wholesale
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
  Pohang City Gas Co., Ltd.      Korea         Pohang       Korea       A distributor of LPG             50.00
                                                                        serving approximately
                                                                        32,500 customers in Pohang
                                                                        City, Yongil-kan,
                                                                        Yongduk-kun, and Uljin
                                                                        County, Korea.
--------------------------------------------------------------------------------------------------------------
  Promigas S.A., E.S.P.          Colombia      Barranquilla Colombia    Engaged in business of           39.54
                                                                        natural gas
                                                                        transportation, operation
                                                                        of natural gas pipelines
                                                                        for third parties,
                                                                        pipeline services and
                                                                        utilization of compressed
                                                                        natural gas.
--------------------------------------------------------------------------------------------------------------
  Puerto Quetzal Power Corp.     Delaware      Puerto       Guatemala   Owns power station on the      27.7650
                                               Quetzal                  West Coast of Guatemala.
--------------------------------------------------------------------------------------------------------------
  Pusan City Gas Co., Ltd.       Korea         Pusan        Korea       A natural gas distribution     20.1568
                                                                        system serving
                                                                        approximately 359,900
                                                                        customers in Pusan City,
                                                                        Korea
--------------------------------------------------------------------------------------------------------------
  Riogas S.A.                    Brazil        Rio de       Rio de      To build, own and operate      22.0050
                                               Janeiro      Janeiro     a gas pipeline network in
                                                                        the State of Rio de
                                                                        Janeiro, Brazil.
--------------------------------------------------------------------------------------------------------------
  San Juan Gas Company, Inc.     Puerto Rico   Mirimar      Puerto      Distribution and sale of        100.00
                                               Santurce     Rico        gas via underground
                                                                        pipeline system in San
                                                                        Juan, Puerto Rico.
--------------------------------------------------------------------------------------------------------------
  Sarlux S.R.L.                  Italy         N/A          Italy       To participate in the            45.00
                                                                        Sarlux IGCC Power Project.
--------------------------------------------------------------------------------------------------------------
  SK Gas Co., Ltd.               Korea         Seoul        Korea       An importer, marketer and      22.7650
                                                                        distributor of LPG
                                                                        operating throughout
                                                                        Korea.
--------------------------------------------------------------------------------------------------------------
  Smith/Enron Cogeneration       Turks &       Grand        Turks &     To construct, acquire and        85.00
  Limited Partnership            Caicos Isles  Turk         Caicos,     own, manage and operate
                                                            Island,     the project (a 185 MW
                                                            B.W.I.      barge -mounted power
                                                                        generation facility.)
--------------------------------------------------------------------------------------------------------------
  Smith/Enron O&M Limited        Turks &       Grand        Turks &     To operate and maintain          50.00
  Partnership                    Caicos Isles  Turk         Caicos,     the approx. 185 MW power
                                                            Island,     plant to be constructed
                                                            B.W.I.      near Puerto Plata, Dom.
                                                                        Rep.
--------------------------------------------------------------------------------------------------------------
  Subic Power Corp.              Philippines   Olangapo     Philippines To design, construct, own      27.7650
                                                                        and operate power
                                                                        generating facilities in
                                                                        the Republic of the
                                                                        Philippines.
--------------------------------------------------------------------------------------------------------------
  Surtigas S.A., E.S.P.          Colombia      Barranquilla Colombia    Gas distribution company       31.6597
                                                                        serving Bolivar, Cordova
                                                                        and Sucre, Colombia.
--------------------------------------------------------------------------------------------------------------
  Sutton Bridge Power            England       London       England     Development of a gas-fired       25.00
                                                                        power plant located at             See
                                                                        Sutton Bridge in             Exhibit C
                                                                        Lincolnshire, England.            p.74
--------------------------------------------------------------------------------------------------------------
  Teesside Gas Processing        England       London       England     Responsible for the gas         100.00
  Limited                                                               liquids and gas processing
                                                                        plant being built in
                                                                        conjunction w/Teesside
                                                                        Cogen plant.
--------------------------------------------------------------------------------------------------------------
  Teesside Gas Transportation    England       London       England     Responsible for gas supply      100.00
  Limited                                                               going to the Teesside              See
                                                                        Cogen plant.                 Exhibit C
                                                                                                         p.76
--------------------------------------------------------------------------------------------------------------
  Teesside Power Holdings        England       London       England     Holding                          85.00
  Limited                                                               Company                            See
                                                                                                     Exhibit C
                                                                                                          p.77
--------------------------------------------------------------------------------------------------------------
  Teesside Power Limited         England       London       England     Owns the power station at        42.50
                                                                        Teesside, England.                 See
                                                                                                     Exhibit C
                                                                                                          p.78
--------------------------------------------------------------------------------------------------------------
  Tolgas, S.A.                   Colombia      Barranquilla Colombia    Gas distribution company        5.1972
                                                                        serving various locations
                                                                        in Colombia.
--------------------------------------------------------------------------------------------------------------

         (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

         SEE EXHIBIT C AND APPENDIX I FOR A DESCRIPTION OF THE INTEREST HELD.

         (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                  (For calendar year ended December 31, 1999)
                [TO BE SUPPLEMENTED ON OR BEFORE MARCH 31, 2000]

----------------------------------------------------------------------------------------------------
                                                                          GUARANTEES/
                      SUBSIDIARY                 CAPITAL INVESTED        RECOURSE DEBT     NOTES
----------------------------------------------------------------------------------------------------
              EXEMPT WHOLESALE GENERATORS
----------------------------------------------------------------------------------------------------
  Brownsville Power I, L.L.C.
----------------------------------------------------------------------------------------------------
  Cabazon Power Partners LLC
----------------------------------------------------------------------------------------------------
  Caledonia Power I, L.L.C.
----------------------------------------------------------------------------------------------------
  Camden Cogen L.P.
----------------------------------------------------------------------------------------------------
  Cogen Technologies Linden Venture, L.P.
----------------------------------------------------------------------------------------------------
  Cogen Technologies NJ Venture
----------------------------------------------------------------------------------------------------
  Enron Europe Operations Limited
----------------------------------------------------------------------------------------------------
  Enron Wind Systems, Inc.
----------------------------------------------------------------------------------------------------
  Hainan Meinan Power Company CJV
----------------------------------------------------------------------------------------------------
  Lake Benton Power Partners L.L.C.
----------------------------------------------------------------------------------------------------
  Lake Benton Power Partners II L.L.C.
----------------------------------------------------------------------------------------------------
  New Albany Power I, L.L.C.
----------------------------------------------------------------------------------------------------
  Storm Lake Power Partners I LLC
----------------------------------------------------------------------------------------------------
  Storm Lake Power Partners II LLC
----------------------------------------------------------------------------------------------------
  Trakya Elektrik Uretim ve Ticaret A.S.
----------------------------------------------------------------------------------------------------
  Zond-PanAero Windsystem Partners I
----------------------------------------------------------------------------------------------------
  Zond-PanAero Windsystem Partners II
----------------------------------------------------------------------------------------------------
  Zond Windsystems Partners, Ltd., Series 85-A
----------------------------------------------------------------------------------------------------
  Zond Windsystems Partners, Ltd., Series 85-B
----------------------------------------------------------------------------------------------------
  Zond Windsystems Partners, Ltd., Series 85-C
----------------------------------------------------------------------------------------------------
  ZWHC L.L.C.
----------------------------------------------------------------------------------------------------
Notes:
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
                                                                          GUARANTEES/
                      SUBSIDIARY                 CAPITAL INVESTED        RECOURSE DEBT     NOTES

----------------------------------------------------------------------------------------------------
                FOREIGN UTILITY COMPANIES
----------------------------------------------------------------------------------------------------
  Aeolos S.A.
----------------------------------------------------------------------------------------------------
  Batangas Power Corp.
----------------------------------------------------------------------------------------------------
  Bobae City Gas Co., Ltd.
----------------------------------------------------------------------------------------------------
  Byucksan Energy Co., Ltd.
----------------------------------------------------------------------------------------------------
  Chongju City Gas Co., Ltd.
----------------------------------------------------------------------------------------------------
  Companhia de Gas de Bahia S.A.
----------------------------------------------------------------------------------------------------
  Companhia de Gas de Santa Catarina S.A.
----------------------------------------------------------------------------------------------------
  Companhia Estadual de Gas do Rio de Janeiro
----------------------------------------------------------------------------------------------------
  Companhia Paraibana de Gas S.A.
----------------------------------------------------------------------------------------------------
  Companhia Paranaense de Gas S.A.
----------------------------------------------------------------------------------------------------
  Companhia Pernambucana de Gas S.A.
----------------------------------------------------------------------------------------------------
  Dabhol Power Company
----------------------------------------------------------------------------------------------------
  Daehan City Gas Co., Ltd.
----------------------------------------------------------------------------------------------------
  Daeil City Gas Co., Ltd.
----------------------------------------------------------------------------------------------------
  Dongbu Haeyang City Gas Co., Ltd.
----------------------------------------------------------------------------------------------------
  EcoElectrica, L.P.
----------------------------------------------------------------------------------------------------
  ECT Colombia Pipeline Holdings 2 Ltd.
----------------------------------------------------------------------------------------------------
  Electricidad Enron de Guatemala, S.A.
----------------------------------------------------------------------------------------------------
  Elektro - Eletricidade e Servicos S/A
----------------------------------------------------------------------------------------------------
  Elektrocieplownia Nowa Sarzyna Sp. Z o.o.
----------------------------------------------------------------------------------------------------
  Empresa de Generacion Electrica Bahia Las Minas,S.A.
----------------------------------------------------------------------------------------------------
  Empresa Sergipana de Gas S.A.
----------------------------------------------------------------------------------------------------
  Enron Capital & Trade Resources Limited
----------------------------------------------------------------------------------------------------
  Enron Equity Corp.
----------------------------------------------------------------------------------------------------
  Enron Power Operations Teesside
----------------------------------------------------------------------------------------------------
  Enron Power Philippines Corp.
----------------------------------------------------------------------------------------------------
  Enron Power Philippine Operating Corp.
----------------------------------------------------------------------------------------------------
  Enron Subic Power Corp.
----------------------------------------------------------------------------------------------------
  Enron Teesside Operations Limited
----------------------------------------------------------------------------------------------------
  Gas de Alagoas S.A.
----------------------------------------------------------------------------------------------------
  Gas de Risaralda S.A.
----------------------------------------------------------------------------------------------------
  Gases del Caribe S.A., E.S.P.
----------------------------------------------------------------------------------------------------
  Gases de la Guajira S.A., E.S.P.
----------------------------------------------------------------------------------------------------
  Gases del Occidente S.A., E.S.P.
----------------------------------------------------------------------------------------------------
  Gasnacol S.A.
----------------------------------------------------------------------------------------------------
  IWECO Megali Vrissi S.A.
----------------------------------------------------------------------------------------------------
  Kumi City Gas Co., Ltd.
----------------------------------------------------------------------------------------------------
  Marianas Energy Company LLC
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
                                                                          GUARANTEES/
                      SUBSIDIARY                 CAPITAL INVESTED        RECOURSE DEBT     NOTES

----------------------------------------------------------------------------------------------------
          FOREIGN UTILITY COMPANIES (CONTINUED)
----------------------------------------------------------------------------------------------------
  Offshore Power Operations C.V.
----------------------------------------------------------------------------------------------------
  Owenreagh Power Partners
----------------------------------------------------------------------------------------------------
  Pohang City Gas Co., Ltd.
----------------------------------------------------------------------------------------------------
  Promigas S.A., E.S.P.
----------------------------------------------------------------------------------------------------
  Puerto Quetzal Power Corp.
----------------------------------------------------------------------------------------------------
  Pusan City Gas Co., Ltd.
----------------------------------------------------------------------------------------------------
  Riogas S.A.
----------------------------------------------------------------------------------------------------
  San Juan Gas Company, Inc.
----------------------------------------------------------------------------------------------------
  Sarlux S.R.L.
----------------------------------------------------------------------------------------------------
  SK Gas Co., Ltd.
----------------------------------------------------------------------------------------------------
  Smith/Enron Cogeneration Limited Partnership
----------------------------------------------------------------------------------------------------
  Smith/Enron O&M Limited Partnership
----------------------------------------------------------------------------------------------------
  Subic Power Corp.
----------------------------------------------------------------------------------------------------
  Surtigas S.A., E.S.P.
----------------------------------------------------------------------------------------------------
  Sutton Bridge Power
----------------------------------------------------------------------------------------------------
  Teesside Gas Processing Limited
----------------------------------------------------------------------------------------------------
  Teesside Gas Transportation Limited
----------------------------------------------------------------------------------------------------
  Teesside Power Holdings Limited
----------------------------------------------------------------------------------------------------
  Teesside Power Limited
----------------------------------------------------------------------------------------------------
  Tolgas, S.A.
----------------------------------------------------------------------------------------------------
Notes
----------------------------------------------------------------------------------------------------

         (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                  (For calendar year ended December 31, 1999)
                [TO BE SUPPLEMENTED ON OR BEFORE MARCH 31, 2000]

----------------------------------------------------------------------------------------------------
                      SUBSIDIARY                 CAPITAL INVESTED        NET EARNINGS     NOTES
----------------------------------------------------------------------------------------------------
                EXEMPT WHOLESALE GENERATORS
----------------------------------------------------------------------------------------------------
  Brownsville Power I, L.L.C.
----------------------------------------------------------------------------------------------------
  Cabazon Power Partners LLC
----------------------------------------------------------------------------------------------------
  Caledonia Power I, L.L.C.
----------------------------------------------------------------------------------------------------
  Camden Cogen L.P.
----------------------------------------------------------------------------------------------------
  Cogen Technologies Linden Venture, L.P.
----------------------------------------------------------------------------------------------------
  Cogen Technologies NJ Venture
----------------------------------------------------------------------------------------------------
  Enron Europe Operations Limited
----------------------------------------------------------------------------------------------------
  Enron Wind Systems, Inc.
----------------------------------------------------------------------------------------------------
  Hainan Meinan Power Company CJV
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
                      SUBSIDIARY                 CAPITAL INVESTED        NET EARNINGS     NOTES
----------------------------------------------------------------------------------------------------
          EXEMPT WHOLESALE GENERATORS (CONTINUED)
----------------------------------------------------------------------------------------------------
  Lake Benton Power Partners L.L.C.
----------------------------------------------------------------------------------------------------
  Lake Benton Power Partners II L.L.C.
----------------------------------------------------------------------------------------------------
  New Albany Power I, L.L.C.
----------------------------------------------------------------------------------------------------
  Storm Lake Power Partners I LLC
----------------------------------------------------------------------------------------------------
  Storm Lake Power Partners II LLC
----------------------------------------------------------------------------------------------------
  Trakya Elektrik Uretim ve Ticaret A.S.
----------------------------------------------------------------------------------------------------
  Zond-PanAero Windsystem Partners I
----------------------------------------------------------------------------------------------------
  Zond-PanAero Windsystem Partners II
----------------------------------------------------------------------------------------------------
  Zond Windsystems Partners Ltd., Series 85-A
----------------------------------------------------------------------------------------------------
  Zond Windsystems Partners Ltd., Series 85-B
----------------------------------------------------------------------------------------------------
  Zond Windsystems Partners Ltd., Series 85-C
----------------------------------------------------------------------------------------------------
  ZWHC L.L.C.
----------------------------------------------------------------------------------------------------
Notes:
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
                      SUBSIDIARY                 CAPITAL INVESTED        NET EARNINGS     NOTES
----------------------------------------------------------------------------------------------------
                 FOREIGN UTILITY COMPANIES
----------------------------------------------------------------------------------------------------
  Aeolos S.A.
----------------------------------------------------------------------------------------------------
  Batangas Power Corp.
----------------------------------------------------------------------------------------------------
  Bobae City Gas Co., Ltd.
----------------------------------------------------------------------------------------------------
  Byucksan Energy Co., Ltd.
----------------------------------------------------------------------------------------------------
  Chongju City Gas Co., Ltd.
----------------------------------------------------------------------------------------------------
  Companhia de Gas de Bahia S.A.
----------------------------------------------------------------------------------------------------
  Companhia de Gas de Santa Catarina S.A.
----------------------------------------------------------------------------------------------------
  Companhia Estadual de Gas do Rio de Janeiro
----------------------------------------------------------------------------------------------------
  Companhia Paraibana de Gas S.A.
----------------------------------------------------------------------------------------------------
  Companhia Paranaense de Gas S.A.
----------------------------------------------------------------------------------------------------
  Companhia Pernambucana de Gas S.A.
----------------------------------------------------------------------------------------------------
  Dabhol Power Company
----------------------------------------------------------------------------------------------------
  Daehan City Gas Co., Ltd.
----------------------------------------------------------------------------------------------------
  Daeil City Gas Co., Ltd.
----------------------------------------------------------------------------------------------------
  Dongbu Haeyang City Gas Co., Ltd.
----------------------------------------------------------------------------------------------------
  EcoElectrica, L.P.
----------------------------------------------------------------------------------------------------
  ECT Colombia Pipeline Holdings 2 Ltd.
----------------------------------------------------------------------------------------------------
  Electricidad Enron de Guatemala, S.A.
----------------------------------------------------------------------------------------------------
  Elektro - Eletricidade e Servicos S/A
----------------------------------------------------------------------------------------------------
  Electrocieplownia Nowa Sarzyna Sp. Z o.o.
----------------------------------------------------------------------------------------------------
  Empresa de Generacion Electrica Bahia Las Minas, S.A.
----------------------------------------------------------------------------------------------------
  Empresa Sergipana de Gas S.A.
----------------------------------------------------------------------------------------------------
  Enron Capital & Trade Resources Limited
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
                      SUBSIDIARY                 CAPITAL INVESTED        NET EARNINGS     NOTES
----------------------------------------------------------------------------------------------------
           FOREIGN UTILITY COMPANIES (CONTINUED)
----------------------------------------------------------------------------------------------------
  Enron Equity Corp.
----------------------------------------------------------------------------------------------------
  Enron Power Operations Teesside
----------------------------------------------------------------------------------------------------
  Enron Power Philippines Corp.
----------------------------------------------------------------------------------------------------
  Enron Power Philippine Operating Corp.
----------------------------------------------------------------------------------------------------
  Enron Subic Power Corp
----------------------------------------------------------------------------------------------------
  Enron Teesside Operations Limited
----------------------------------------------------------------------------------------------------
  Gas de Alagoas S.A.
----------------------------------------------------------------------------------------------------
  Gas de Risaralda S.A.
----------------------------------------------------------------------------------------------------
  Gases del Caribe S.A., E.S.P.
----------------------------------------------------------------------------------------------------
  Gases de la Guajira S.A., E.S.P.
----------------------------------------------------------------------------------------------------
  Gases del Occidente S.A., E.S.P.
----------------------------------------------------------------------------------------------------
  Gasnacol S.A.
----------------------------------------------------------------------------------------------------
  IWECO Megali Vrissi S.A.
----------------------------------------------------------------------------------------------------
  Kumi City Gas Co., Ltd.
----------------------------------------------------------------------------------------------------
  Marianas Energy Company LLC
----------------------------------------------------------------------------------------------------
  Offshore Power Operations C.V.
----------------------------------------------------------------------------------------------------
  Owenreagh Power Partners
----------------------------------------------------------------------------------------------------
  Pohang City Gas Co., Ltd.
----------------------------------------------------------------------------------------------------
  Promigas S.A., E.S.P.
----------------------------------------------------------------------------------------------------
  Puerto Quetzal Power Corp.
----------------------------------------------------------------------------------------------------
  Pusan City Gas Co., Ltd.
----------------------------------------------------------------------------------------------------
  Riogas S.A.
----------------------------------------------------------------------------------------------------
  San Juan Gas Company, Inc.
----------------------------------------------------------------------------------------------------
  Sarlux S.R.L.
----------------------------------------------------------------------------------------------------
  SK Gas Co., Ltd.
----------------------------------------------------------------------------------------------------
  Smith/Enron Cogeneration Limited Partnership
----------------------------------------------------------------------------------------------------
  Smith/Enron O&M Limited Partnership
----------------------------------------------------------------------------------------------------
  Subic Power Corp.
----------------------------------------------------------------------------------------------------
  Surtigas S.A., E.S.P.
----------------------------------------------------------------------------------------------------
  Sutton Bridge Power
----------------------------------------------------------------------------------------------------
  Teesside Gas Processing Limited
----------------------------------------------------------------------------------------------------
  Teesside Gas Transportation Limited
----------------------------------------------------------------------------------------------------
  Teesside Power Holdings Limited
----------------------------------------------------------------------------------------------------
  Teesside Power Limited
----------------------------------------------------------------------------------------------------
  Tolgas, S.A.
----------------------------------------------------------------------------------------------------
Notes:
----------------------------------------------------------------------------------------------------

         (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

         SEE APPENDIX III WHICH HAS BEEN FILED CONFIDENTIALLY WITH THE SECURITIES AND EXCHANGE COMMISSION.

         The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February, 2000.

                                          ENRON CORP.

                                             /s/ ROBERT H. BUTTS
                                          -------------------------------
                                          By:    Robert H. Butts
                                          Title: Vice President and Controller

CORPORATE SEAL
Attest:


/s/ KATE B. COLE
--------------------------------



Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

Robert D. Eickenroht, Assistant General Counsel
-----------------------------------------------
(Name)                (Title)

1400 Smith Street, EB 4859
Houston, Texas 77002
Telephone:        713/853-3155
Telecopy:         713/646-5847

                                                                       12/31/99
                                                                SEC FORM U-3A-2


                                   APPENDIX I


                        Enron Corp. Subsidiary Interests

               Filed with the Securities and Exchange Commission
                     pursuant to Rule 202 of Regulation S-T

                                                                       12/31/99
                                                                SEC FORM U-3A-2

                                  APPENDIX II

     Enron Corp. properties and subsidiary public utility company interests

----------------------------------------- ------------ --------- ---------- -------------------- ----------
               SUBSIDIARY                  PLACE OF    PRINCIPAL PRINCIPAL        PURPOSE         % ENRON
                                        INCORPORATION   ADDRESS   ADDRESS                         OWNERSHIP
                                                         CITY      STATE
----------------------------------------- ------------ --------- ---------- -------------------- ----------
 PORTLAND GENERAL ELECTRIC COMPANY          Oregon     Portland   Oregon    Electric utility.     100.00
----------------------------------------- ------------ --------- ---------- -------------------- ----------
     Portland General Transport             Oregon     Portland   Oregon    Sale of segmented     100.00
     Corporation                                                            gas pipeline
                                                                            capacity,
                                                                            currently inactive.
----------------------------------------- ------------ --------- ---------- -------------------- ----------
     121 S.W.  Salmon St.                   Oregon     Portland   Oregon    Leases PGE            100.00
     Corporation                                                            Headquarters.
----------------------------------------- ------------ --------- ---------- -------------------- ----------
           Worldwide Trade Center           Oregon     Portland   Oregon    Development of        100.00
           Northwest Corporation                                            World Trade Center
                                                                            complex in
                                                                            Portland, Oregon.
----------------------------------------- ------------ --------- ---------- -------------------- ----------
     Salmon Springs Hospitality             Oregon     Portland   Oregon    Meeting center and    100.00
     Group, Inc.                                                            catering business
                                                                            line in the
                                                                            Portland, Oregon
                                                                            metropolitan area.
----------------------------------------- ------------ --------- ---------- -------------------- ----------

Enron Corp. has no properties other than the stock of its subsidiaries and an immaterial amount of office equipment and furniture. Its only public utility subsidiary is Portland General Electric Company ("PGE"). PGE is engaged in the generation, purchase, transmission, distribution and sale of electric energy in Oregon. PGE has a 321 MW ownership interest in generating plants in Washington (1 plant) and Montana (2 plants), comprising approximately 15% of its total generating capacity. PGE sells electric energy at wholesale in interstate commerce to electric utilities located in other states, primarily California. PGE purchases electric energy from public utility districts located in Washington and from nonassociated utilities in Oregon, Washington, Montana, Idaho, Arizona, New Mexico, California and Canada. PGE purchases surplus electric energy from the Bonneville Power Administration ("BPA"), a federal agency that markets electric energy generated by federal hydroelectric dams located on the Columbia River in Oregon and Washington.

PGE owns wholly or jointly the following generating facilities:

------------------------- ----------------------- ------------------ --------------------- ----------------
                                                                          Percent of            Fuel
          Name                   Location          Net Capability         Company's
                                                        (MW)               Interest
------------------------- ----------------------- ------------------ --------------------- ----------------
Sullivan                  West Linn, OR                  16                 100.0            Hydro
------------------------- ----------------------- ------------------ --------------------- ----------------
Faraday                   Estacada, OR                   44                 100.0            Hydro
------------------------- ----------------------- ------------------ --------------------- ----------------
River Mill                Estacada, OR                   25                 100.0            Hydro
------------------------- ----------------------- ------------------ --------------------- ----------------
Bull Run                  Bull Run, OR                   22                 100.0            Hydro
------------------------- ----------------------- ------------------ --------------------- ----------------
Oak Grove                 Three Lynx, OR                 44                 100.0            Hydro
------------------------- ----------------------- ------------------ --------------------- ----------------
Pelton                    Madras, OR                     108                100.0            Hydro
------------------------- ----------------------- ------------------ --------------------- ----------------
North Fork                Estacada, OR                   54                 100.0            Hydro
------------------------- ----------------------- ------------------ --------------------- ----------------
Round Butte               Madras, OR                     300                100.0            Hydro
------------------------- ----------------------- ------------------ --------------------- ----------------
Beaver                    Clatskanie, OR                 500                100.0            Gas or Oil
------------------------- ----------------------- ------------------ --------------------- ----------------
Boardman                  Boardman, OR                   529                 65.0            Coal
------------------------- ----------------------- ------------------ --------------------- ----------------
Colstrip 3&4              Colstrip, MT                  1,480                20.0            Coal
------------------------- ----------------------- ------------------ --------------------- ----------------
Coyote Springs            Boardman, OR                   241                100.0            Gas or Oil
------------------------- ----------------------- ------------------ --------------------- ----------------

                                                                       12/31/99
                                                                SEC FORM U-3A-2

                                  APPENDIX II
                                  (CONTINUED)


PGE's electric distribution system is located within its service territory in Oregon. PGE serves an area of 3,170 square miles, including 54 incorporated cities. PGE has transmission lines for the delivery of electricity from its plants located in Oregon to its service territory or to the Northwest grid. Electric energy from the plants located in other states is delivered to PGE over the Northwest grid. PGE owns 20% of the Pacific Northwest Intertie, a 4,800 MW transmission facility between John Day, in Northern Oregon, and Malin, in Southern Oregon near the California border. This line is used primarily for interstate sales and purchases of electric energy among BPA, utilities in the Pacific Northwest, including PGE, and California utilities.

PGE has a 90% ownership interest in a 20 inch diameter natural gas pipeline that runs approximately 18 miles from its Beaver generating plant, located in Clatskanie, Oregon, to Cowlitz County Washington where it interconnects with the interstate gas distribution system of Northwest Pipeline Company.

                                                                       12/31/99
                                                                SEC FORM U-3A-2


                                  APPENDIX III

A description of service, sales or construction contracts between any EWG or foreign utility company and a system company.

                         Filed confidentially with the
                       Securities and Exchange Commission
                 pursuant to Rule 104 as promulgated under the
                      Public Utility Holding Company Act

                                                                       12/31/99
                                                                SEC FORM U-3A-2


                                   EXHIBIT A


A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

                         Filed confidentially with the
                       Securities and Exchange Commission
                 pursuant to Rule 104 as promulgated under the
                      Public Utility Holding Company Act


                [TO BE SUPPLEMENTED ON OR BEFORE MARCH 31, 2000]

                                                                       12/31/99
                                                                SEC FORM U-3A-2


                                   EXHIBIT B

                            Financial Data Schedule

                                  Enron Corp.
                (for the calendar year ended December 31, 1999)

If, at the time a report on this form is filed, the registrant is required to submit this report and any amendments thereto electronically via EDGAR, the registrant shall furnish a Financial Data Schedule. The Schedule shall set forth the financial and other data specified below that are applicable to the registrant on a consolidated basis.


           Total Assets                              $______________

           Total Operating Revenues                  $______________

           Net Income                                $______________


                [TO BE SUPPLEMENTED ON OR BEFORE MARCH 31, 2000]

                                                                       12/31/99
                                                                SEC FORM U-3A-2


                                   EXHIBIT C


An organization chart showing the relationship of each EWG or foreign utility company to associate companies in the holding company system.

               Filed with the Securities and Exchange Commission
                     pursuant to Rule 202 of Regulation S-T